SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                           Tranz Rail Holdings Limited
                                (Name of Issuer)

                           American Depository Shares
                         (Title and Class of Securities)

                                     894116102
                                 (CUSIP Number)

(1)  Names of  Reporting  Persons  S.S. or I.R.S.  Identification  Nos. of Above
     Persons

          Jane Brock-Wilson

(2)  Check the Appropriate Box if a Member of a Group

     (a)  ___.

     (b)  _X_.

(3)  SEC Use Only

(4)  Citizenship or Place of Organization

        United States

Number of           (5)  Sole Voting Power -0-
Shares
Beneficially        (6)  Shared Voting Power - 18,046,896
Owned by Each
Reporting           (7)  Sole Dispositive Power -0-
Person With
                    (8)  Shares Dispositive Power - 18,046,896

(9)  Aggregate Amount Beneficially Owned by Each Reporting Person - 18,046,896

(10) Check if Aggregate Amount in Row (9) Excludes Certain Shares __________.

(11) Percent of Class Represented by Amount in Row 9 - 14.3%

(12) Type of Reporting Person

         IN

Item 1(a). Name of Issuer:

         Tranz Rail Limited Holdings

Item 1(b). Address of Issuer's Principal Executive Offices:

         Wellington Railway Station
         Bunny Street
         Wellington, New Zealand

Item 2(a). Name of Person Filing:

         See Item (1) of the cover pages

Item 2(b). Address of Principal Business Office:

         c/o Berkshire Partners
         One Boston Place
         Boston, MA 02108

Item 2(c). Citizenship:

         See item (4) of cover pages

Item 2(d). Title of Class of Securities:

         American Depository Shares

Item 2(e). CUSIP Number:

         8964116102

Item 3.    Nature of Person Filing:

         Not applicable

Item 4.    Ownership:

          (a)  Amount Beneficially Owned: See item (9) of cover pages

          (b)  Percent of Class:

               See  item (11) of cover pages

          (c)  Number of shares as to which such person has:

            (i)  sole power to vote or to direct the vote:
                   See item (5) of cover pages
           (ii)  shared power to vote or to direct the vote:
                   See item (6) of cover pages
          (iii)  sole power to dispose or to direct the disposition of:
                   See item (7) of cover pages
           (iv)  shared power to dispose or to direct the disposition of:
                   See item (8) of cover pages


Note:The reporting person beneficially owns 53,555 shares of the Issuer's
     American Depository Shares. Additionally, the reporting person may be deemed to beneficially own an aggregate of 18,046,896 shares owned by Berkshire Fund III, A Limited Partnership and certain other shareholders of the Issuer. The reporting person disclaims beneficial ownership of such shares except for shares held of record by the reporting person.

Item 5. Ownership of Five Percent or Less of Class:

         Not applicable

Item 6. Ownership of More than Five Percent on Behalf of Another Person:

         Not applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

         Not applicable

Item 8. Identification and Classification of Members of the Group:

         Not applicable

Item 9. Notice of Dissolution of Group:

         Not applicable

Item 10. Certification:

         Not applicable.

                                    Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                 By: /s/ Jane Brock-Wilson
                                     Jane Brock-Wilson